77.L.

     In January 1999, the Fund adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires an entity to recognize all freestanding derivative instruments in the balance sheets as either assets or liabilities and measure them at fair value. Any change in the unrealized gain or loss is recorded in current earnings. The effect of adoption on the Fund's net asset value per share was a decrease of approximately $0.05 per share.

August 30, 1999

The New America High Income Fund, Inc.
33 Broad Street
Boston Massachusetts 02109

Ladies/Gentlemen:

This letter is written to meet the requirements of Item 77L on Form N-SAR for the six months ended June 30, 1999 calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1999, The New America High Income Fund, Inc. (the Fund) early adopted Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) and recorded the estimated fair value of the interest rate swap agreements on the Balance Sheet at the date of adoption.

The fund previously followed hedge accounting for the interest rate swap agreements and was required to adopt the accounting provisions of SFAS No. 133.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1998. Further, we have not examined and do not express any opinion with respect to your financial statements for the six months ended June 30, 1999.


Very truly yours,

/s/ ARTHUR ANDERSEN LLP